UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 353.001.861-33

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

Publicly Held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON MARCH 27, 2017

I. Date, Time and Venue: At 10:00 a.m. on March 27, 2017, at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conj. 142, Vila Olímpia, in the city and state of São Paulo.

II. Presiding Board: Chairman, Mr. Chen Daobiao, Vice Chairman of the Board of Directors, pursuant to Article 10 of the Bylaws of the Company, and Secretary, Mrs. Gisélia Silva.

III. Attendance: Shareholders representing 70.77% of the Company’s total and voting capital, in accordance with the signatures in the Shareholders Attendance Book, and, for the purposes of compliance with item 10.1.1 of the Regulations of the Novo Mercado segment of BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange, 35.63% of the total Free Float, as defined in item 2.1 of said Regulation. The following people were also present: Andre Dorf, CEO of the Company, Luiz Eduardo F. do Amaral Osorio, Chief Legal and Institutional Affairs Officer of the Company, and Gustavo Estrella, Chief Financial and Investor Relations Officer of the Company.

IV. Call Notice: Published in the newspaper Valor Econômico and in the State Register Diário Oficial do Estado de São Paulo on February 24 and 25 and March 2, 2017.

V. Agenda:

(a)        Cancelation of the Company’s registry as a category A issuer of securities before the Securities and Exchange Commission of Brazil (CVM) and its conversion into a category B company, pursuant to CVM Instruction 480/2009, and delisting of the Company from the Novo Mercado listing segment of BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange, both subject to the applicable rules and to the terms and conditions of the public tender offers for shares issued by the Company announced by the controlling shareholders through a correspondence sent to the Company and disclosed through a material fact notice on February 16, 2017 (“Unified Offer”); and

(b)        Election of the expert firm responsible for preparing the report on the economic valuation of the Company’s shares for the purpose of the Unified Offer, pursuant to item 10.1.1 of the Regulation of the Novo Mercado of BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange, based on a three-name list defined by the Board of Directors, composed of the following institutions: a) BNP Paribas Brasil S.A.; b) Banco de Investimento Credit Suisse (Brasil) S.A.; and c) Deutsche Bank S.A. – Banco Alemão.

CPFL ENERGIA S.A.

Company Registry (NIRE): 353.001.861-33

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

Publicly Held Company

VI. Reading of the Documents and Drawing Up of the Minutes: Reading of the documents related to the agenda of the Extraordinary Shareholders’ Meeting was waived by majority vote since shareholders were already fully familiar with their contents. Next, shareholders unanimously authorized the drawing up the minutes in summary form and their publication without the signatures of the shareholders, pursuant to article 130, paragraphs 1 and 2 of Federal Law 6,404/76.

VII. Decisions Taken: After discussing the items on the Agenda, the shareholders resolved as follows:

(a)        To approve, by majority vote, with 598,603,036 votes in favor, representing 58.81% of the Company’s total and voting capital, 106,987,695 votes against, representing 10.51% of the Company’s total and voting capital, and 8,957,320 abstentions, representing 0.88% of the Company’s total and voting capital, the cancelation of the Company’s registry as a category A issuer of securities before the Securities and Exchange Commission of Brazil (CVM) and its conversion into a category B company, pursuant to CVM Instruction 480/2009, and the delisting of the Company from the Novo Mercado listing segment of BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange, both subject to the applicable rules and to the terms and conditions of the Unified Offer, including those announced by the controlling shareholders through a correspondence sent to the Company and disclosed through a material fact notice on February 16, 2017, with the management of the Company hereby authorized to carry out all acts necessary to comply with this decision.

(b)        In a voting reserved to the holders of shares in the Free Float, pursuant to item 10.1.1 of the Regulations of the Novo Mercado segment of BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange, to approve, by majority vote, with 116,153,116 votes in favor, representing 25.16% of the Free Float, the election of Banco de Investimento Credit Suisse (Brasil) S.A. as the expert firm responsible for preparing the report on the economic value of the Company’s shares for the purposes of the Unified Offer. Shareholders holding 2,775,064 shares, representing 0.60% of the Free Float, voted to elect BNP Paribas Brasil S.A., shareholders holding 255,712 shares, representing 0.06% of the Free Float, voted to elect Deutsche Bank S.A. - Banco Alemão, and shareholders holding 45,297,944 shares, representing 9.81% of the Free Float abstained from voting or voted against the decision. The controlling shareholders of the Company – State Grid Brazil Power Participações Ltda. –and persons bound thereto, as well as managers of the Company, did not participate in the voting of this matter.

CPFL ENERGIA S.A.

Company Registry (NIRE): 353.001.861-33

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

Publicly Held Company

VIII. Closure: There being no further business to discuss, the Chairman adjourned the meeting for the time required to draw up these minutes. After the meeting resumed, the minutes were read, approved and signed by the Chairman of the Meeting, the Secretary and the shareholders present.

PRESIDING BOARD: Chairman of the Meeting: Chen Daobiao and Secretary: Mrs. Gisélia Silva.

ATTENDING SHAREHOLDERS: State Grid Brazil Power Participações Ltda. by its legal representative, Mr. Yang Qu; ESC Energia S.A. by its legal representatives, Messrs. Yang Qu and Yuehui Pan; BNP PARIBAS AÇORES FI AÇÕES, BNP PARIBAS LONG AND SHORT FI MULTIMERCADO, ENERGIA SÃO PAULO FUNDO DE INVESTIMENTO EM AÇÕES, FUNDO DE INVESTIMENTO EM AÇÕES FUNEPP, by its proxy, Paulo Roberto Esteves; FIM CP LS INVESTIMENTO NO EXTERIOR, by its proxy, Melina Holanda Viana Nogueira Batista, Bonaire Participações S.A. by its proxy, Gisélia Silva; BNDES PARTICIPACOES SA BNDESPAR, represented by its proxy, Mr. Erik Krauthamer, Citibank, N.A. represented by Banco Bradesco S.A. by its proxy, Mr. José Donizette de Oliveira; FIDELITY INVESTMENT MONEY MANAGEMENT INC, JNL MELLON CAPITAL EMERGING MARKETS INDEX FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, STICHTING PENSIOENFONDS VOOR HUISARTSEN, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTB, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUT, THE MASTER TRUST BANK OF JAP. LTD. AS TR. FOR MTB, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUT, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE, represented by its proxy, Paulo Roberto Esteves; ACADIAN COLLECTIVE INVESTMENT TRUST, ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-AS, ALASKA PERMANENT FUND, ANCHOR GLOBAL EMERGING MARKETS EQUITY FUND, ARIZONA PSPRS TRUST, ARROWSTREET US GROUP TRUST, AT&T UNION WELFARE BENEFIT TRUST, BELLSOUTH CORPORATION RFA VEBA TRUST, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CALVERT IMPACT FUND, INC.-CALVERT G. ENERGY SOLUTI, CANADA PENSION PLAN INVESTMENT BOARD, CF DV EMERGING MARKETS STOCK INDEX FUND, CITY OF NEW YORK GROUP TRUST, COLLEGE RETIREMENT EQUITIES FUND, COMMONWEALTH SUPERANNUATION CORPORATION, DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF, DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY INDEX PLUS FUND, EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY I, EMERGING MARKETS INDEX NON LENDABLE FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY F, FIAM GLOBAL EX U.S. INDEX FUND, LP, FIDELITY SALEM STREET TRUST SPARTAN TOTAL INTERNATIONAL IF, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING, FIDELITY SALEM STREET TRUST FIDELITY SERIES G EX, FIDELITY SALEM STREET TRUST: FIDELITY EMERGIN MARKET INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY GLOBAL EX U.S, FUTURE FUND BOARD OF GUARDIANS, GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGE, HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO, IBM 401 (K) PLUS PLAN, INTECH EMERGING MARKETS MANAGED VOLATILITY FUND, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI ACWI EX U.S. ETF, ISHARES MSCI BRAZIL CAPPED ETF, ISHARES MSCI BRIC ETF, ISHARES MSCI EMERGING MARKETS ETF, ISHARES EDGE MSCI MINIMUM VOLATILITY EMERGING MARKETS ETF, ISHARES IV PUBLIC LTD CO. JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA, JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E, JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQ, JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALOCATION, JOHN HANCOCK VARIABLE IND TRUST INTERNATIONAL EQUITY INDE, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED, LEGG MASON GLOBAL FUNDS PLC, MANAGED PENSION FUNDS LIMITED, MERCER QIF FUND PLC, METZLER STRATEGIC INVESTMENTS PLC/GLOBAL OPPORTUNI, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACW, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX F, NORTHERN TRUST INVESTIMENT FUNDS PLC, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, NORTHERN TRUST UCITS FGR FUND, OHIO POLICE AND FIRE PENSION FUND, OPPENHEIMER GLOBAL ESG REVENUE ETF, PARAMETRIC EMERGING MARKETS FUND, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, PICTET GLOBAL SELECTION FUND G. H. Y. U. EQUITY, PICTET GLOBAL SELECTION F GL UTILITIES EQ CURREN, PICTET GLOBAL SELECTION FUND GLOBAL UTILITIES EQ, POWERSHARES FTSE RAFI EMERGING MARKETS

CPFL ENERGIA S.A.

Company Registry (NIRE): 353.001.861-33

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

Publicly Held Company

PORTFOLIO, PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO, PUBLIC SECTOR PENSION INVESTMENT BOARD, RAILWAYS PENSION TRUSTEE COMPANY LIMITED, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY ETF, SPDR S&P EMERGING MARKETS ETF, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, STATE OF NEW JERSEY COMMON PENSION FUND D, STATE ST B AND T C INV F F T E RETIR PLANS, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M, STATE STREET MSCI BRASIL INDEX NON LENDING COMMON TRUST FUND, STATE STREET EMERGIN MARKETS MANAGE VOLATILITY NON LENDING OIB COMMON TRUST FUND, STATE STREET RUSSEL RAFI GLOBAL EXUS INDEN NON LENDING COMMON TRUST FUND, STATE STREET IRELAND UNIT TRUST, STATE STREET MSCI ACWI EX USA IMI SCREENED NON LENDING COMMON TRUST FUND , STATE STREET GLOBAL EQUITY EX US INDEX PORTFOLIO, STATE STREET EMERGIN MARKET EQUITY INDEX FUND, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOI, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INV, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO, THE PENSION RESERVES INVESTMENT MANAG.BOARD, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, THREADNEEDLE INVESTMENT FUNDS ICVC, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUIT, TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E, UAW RETIREE MEDICAL BENEFITS TRUST, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F, VANGUARD INVESTMENT SERIES PLC, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL C, VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY, VIRGINIA RETIREMENT SYSTEM, VOYA EMERGING MARKETS INDEX PORTFOLIO, WASHINGTON STATE INVESTMENT BOARD, WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BEM, WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPR, NORGES BANK, STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST, STATE STREET MSCI BRAZIL INDEX NON-LENDING COMMON TRUST FUND, ACADIAN EMERGING MARKETS EQUITY FUND, FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, UTAH STATE RETIREMENT SYSTEMS, GE INVESTMENTS FUND, INC. NORTHERN EMERGING MARKETS EQUITY INDEX FUND, NEW ZEALAND SUPERANNUATION FUND, NTGI – QM COMMOM DAILY EMERGING MARKETS EQUITY INDEX FUND – LENDING, THE WALT DISNEY COMPANY RETIREMENT PLAN MASTER TRUST, NTGI – QM COMMON DAILY ALL COUNTRY WORLD EX-US INV. MARK. INDEX FUND LENDING, STATE STREET EMERGING MARKETS MANAGED VOLATILITY NON LENDING OIB COMMON

CPFL ENERGIA S.A.

Company Registry (NIRE): 353.001.861-33

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

Publicly Held Company

TRUST FUND, FIDELITY SALEM STREET TRUST: FIDELITY EMERGING MARKETS INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY GLOBAL EX U.S. INDEX FUND, STATE STREET RUSSEL RAFI GLOBAL EX U.S. INDEX NON LENDING COMMON TRUST FUND, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC – FUND. INDEX EMERG. MARK. EQUITY FUND, ACADIAN EMERGING MARKETS MANAGED VOLATILITY EQUITY FUND, LLC, STATE STREET IRELAND UNIT TRUST, STATE STREET MSCI ACWI EX USA IMI SCREENED NON LENDING COMMON TRUST FUND, BMO MCSI EMERGING MARKETS INDEX ETF, NTGI – QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND – NON LENDING, SSGA SPDR ETFS EUROPE I PLC, ISHARES EDGE NSCI MIN VOL EMERGING MARKETS ETF, STATE STREET GLOBAL EQUITY EX US INDEX PORTFOLIO, SSGA SPDR ETFS EUROPE II PLC, ACADIAN EMERGING MARKETS ALPHA PLUS FUND TRUST, GOVERNMENT EMPLOYEES SUPERANNUATION BOARD, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC – FUND. LOW VOLATILITY INDEX EM. MARK. NORTHERN TRUST UCITS FGR FUND, THE NORTH CAROLINA SUPPLEMENTAL RETIREMENT PLANS GROUP TRUST, ISHARES IV PUBLIC LIMITED CO. COMPASS EMP EM. MARK. 500 VOLATILITY WEIG. INDEX ETF, BUREAU OF LABOR FUNDS – LABOR PENSION FUND, OPTIMIX WHOLESALE GLOBAL EM. MARK. SHARES TRUST, TELSTRA SUPER PTY LTD AS TRUSTEE FOR TELSTRA SUP. SCREME, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB40045792, STICHING JURIDISCH EIGENAAR ACTIAM BEL. NTGI – QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDX FUND LENDING, TEACHERS RETIREMENT ALLOWANCES FUND, represented by their proxy Paulo Roberto Esteves.

CPFL ENERGIA S.A.

Company Registry (NIRE): 353.001.861-33

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

Publicly Held Company

We hereby certify that this is a true copy of the original minutes recorded in the book of minutes.

Chen Daobiao

Chairman of the Meeting

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.